 Exhibit 23.1

Consent of KPMG Ltda.

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ecopetrol S.A.:

We consent to the incorporation by reference in the registration Statement on form F-3 of Ecopetrol S.A. of our report dated April 29, 2013 with respect to the consolidated balance sheets of Ecopetrol S.A. and its subsidiaries as of December 31, 2012 and 2011 and the related consolidated statement of Financial, Economic, Social and Environmental Activities, Changes in Stockholders’ Equity, and Cash Flows for the years then ended and the internal control over financial reporting as of December 31, 2012, which report appears in the December 31, 2012 annual report on form 20-F of Ecopetrol S.A. and to the reference to our firm under the heading “Experts” in the prospectus.

/s/KPMG Limitada

Bogotá, Colombia
July 26, 2013